                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               -------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2001


Commission file number (of issuer): 1-5667

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Cabot Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Cabot Corporation
                          Two Seaport Lane, Suite 1300
                        Boston, Massachusetts 02210-2019

                              REQUIRED INFORMATION

         The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statement of Net Assets Available for Plan Benefits, as of December 31, 2001 and 2000.

2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2001.

3.    Notes to Financial Statements.

4.    Supplemental Schedule Line 4I - Schedule of Assets (Held at Year-End).

5.    Supplemental Schedule Line 4J - Schedule of Reportable Transactions.



                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Cabot Retirement Savings Plan
                                   --------------------------------
                                   (Name of Plan)


Date:  June 28, 2002               /s/ John A. Shaw
                                   --------------------------------
                                   John A. Shaw
                                   Executive Vice President and
                                   Chief Financial Officer

CABOT RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

CABOT RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------


                                                                      PAGE(S)

Financial Statements:
   Report of Independent Accountants                                     2

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2001 and 2000                                   3-4

   Statement of Changes in Net Assets Available for Plan Benefits
     for the year ended December 31, 2001                                5

   Notes to Financial Statements                                       6-12

Supplemental Schedules*:
   Line 4I - Schedule of Assets (Held at Year-End)                      13

   Line 4J - Schedule of Reportable Transactions                        14





* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Cabot Retirement Savings Plan and the Benefits Committee of the Board of Directors of Cabot Corporation:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Cabot Retirement Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the schedule of assets (held at year end) and the schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, the Cabot Employee Savings Plan and the Cabot Retirement Incentive Savings Plan merged with and into the Plan effective December 31, 2000. The amended and restated Plan has been renamed the Cabot Retirement Savings Plan.



May 28, 2002

CABOT RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001
--------------------------------------------------------------------------------



                                                  ALLOCATED        UNALLOCATED          TOTAL

ASSETS
Investments, at fair value                        336,012,507      $186,484,059      $522,496,566
Participant loans receivable                        2,368,458                --         2,368,458
Employer contribution receivable                      338,935                --           338,935
Employee contributions receivable                       1,125                               1,125
                                                 ------------      ------------      ------------
     Total assets                                $338,721,025      $186,484,059      $525,205,084
                                                 ============      ============      ============
LIABILITIES
Current portion of notes payable                 $         --      $  2,712,126      $  2,712,126
Long-term portion of notes payable                         --        50,470,018        50,470,018
                                                 ------------      ------------      ------------
     Total liabilities                                     --        53,182,144        53,182,144
                                                 ------------      ------------      ------------
     Net assets available for plan benefits      $338,721,025      $133,301,915      $472,022,940
                                                 ============      ============      ============


   The accompanying notes are an integral part of these financial statements.

CABOT RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                             ALLOCATED       UNALLOCATED         TOTAL

ASSETS
Investments, at fair value                                $ 96,209,883      $147,809,190      $244,019,073
Interest receivable                                              1,600             1,800             3,400
Transfer receivable from Cabot Employee Savings Plan        15,061,759                --        15,061,759
Transfer receivable from Cabot Retirement Incentive
  Savings Plan                                             180,704,868                --       180,704,868
                                                          ------------      ------------      ------------
        Total assets                                       291,978,110       147,810,990       439,789,100

LIABILITIES
Current portion of notes payable                                    --         2,498,474         2,498,474
Long-term portion of notes payable                                  --        53,182,144        53,182,144
                                                          ------------      ------------      ------------
        Total liabilities                                           --        55,680,618        55,680,618
                                                          ------------      ------------      ------------
        Net assets available for plan benefits            $291,978,110      $ 92,130,372      $384,108,482
                                                          ============      ============      ============


   The accompanying notes are an integral part of these financial statements.

CABOT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                                    ALLOCATED       UNALLOCATED          TOTAL

ADDITIONS
Interest and dividend income                                      $  5,975,163      $  2,912,917      $  8,888,080
Net appreciation (depreciation) in fair value of investments         7,455,733        54,542,243        61,997,976
Share allocation of Cabot Corporation common and
   preferred stock, at fair value                                   13,852,694                --        13,852,694
Employer contributions                                                 475,227         2,128,657         2,603,884
Employee contributions                                              10,194,109                --        10,194,109
                                                                  ------------      ------------      ------------
        Total additions                                             37,952,926        59,583,817        97,536,743
                                                                  ------------      ------------      ------------

DEDUCTIONS
Benefits paid to participants                                       27,225,419                --        27,225,419
Interest expense                                                            --         4,559,580         4,559,580
Share allocation of Cabot Corporation common and
preferred stock, at fair value                                              --        13,852,694        13,852,694
                                                                  ------------      ------------      ------------
        Total deductions                                            27,225,419        18,412,274        45,637,693
                                                                  ------------      ------------      ------------

Asset transfer (see Note 1)                                         36,015,408                --        36,015,408

Net increase                                                        46,742,915        41,171,543        87,914,458

Net assets available for plan benefits:
   Beginning of year                                               291,978,110        92,130,372       384,108,482
                                                                  ------------      ------------      ------------
   End of year                                                    $338,721,025      $133,301,915      $472,022,940
                                                                  ============      ============      ============


   The accompanying notes are an integral part of these financial statements.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     GENERAL
     Cabot Corporation (the Company) initially adopted the Cabot Corporation Employee Stock Ownership Plan (the ESOP) in 1988. As of December 31, 2000, the Cabot Retirement Incentive Savings Plan (the CRISP) and the Cabot Employee Savings Plan (the CESP) were merged with and into the ESOP. The combined amended and restated plan, a defined contribution plan, was renamed the Cabot Retirement Savings Plan (the Plan). The purpose of the Plan is to enable participating employees to share in the growth of the Company and to provide them with an opportunity to save for the future. The Plan is intended to do this (i) by allowing participating employees to save under the Plan on a pre-tax or, under certain circumstances, an after-tax basis, and (ii) in the case of certain participating employees, through additional employer-funded matching and other allocations. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     The following brief description of the Plan is provided for general information purpose only. A detailed description of the Plan is available for inspection at principal locations of the Company.

     ELIGIBILITY
     All U.S. employees of the Company and its participating subsidiaries (except temporary and leased employees) are eligible to participate beginning on the later of the first day of employment or the date the employee is included in an employee group which participates. All employees whom participated in the CRISP and CESP plans immediately prior to the 2000 Plan merger were eligible to participate in the restated Plan. Company contributions, employee contributions and all earnings thereon are recorded in accounts set up for all eligible participants and are reflected as allocated assets and liabilities in the statement of net assets available for plan benefits.

     EMPLOYEE CONTRIBUTIONS
     The participant may make contributions by means of a salary reduction arrangement to his or her account. Participants may elect to contribute, through a payroll deduction, amounts ranging up to 15% of their U.S. eligible compensation on a before-tax basis, an after-tax basis, or a combination thereof, subject to certain limitations under the Internal Revenue Code (the Code).

     EMPLOYER CONTRIBUTIONS
     In addition to any discretionary contributions, the Company's contribution is primarily in the forms of (i) a matching contribution of shares in the Cabot common stock fund or the Cabot preferred stock fund (the basic employer match), and (ii) a Cabot preferred stock allocation. These contributions are calculated and recorded on the last business day of the calendar quarters.

     Subject to certain collective bargaining agreements, the basic employer match is equal to 75% of a participant's eligible before-tax and after-tax contributions up to 7.5% of the participant's eligible compensation.

     The preferred stock allocation is comprised of a total quarterly allocation of 742 shares of preferred stock. The allocation to each participant is based on the value of Cabot preferred stock, the number of shares allocated as dividends and total eligible compensation. In instances where a participant allocation is less than 4% of eligible compensation, the Company is required to remit a contribution to provide for 4% minimum allocation. Subject to certain collective bargaining agreements, participant allocations greater than 8% of eligible compensation are used to fund the basic employer match. In the event that the total allocation amount also exceeds the basic employer match, the surplus is contributed to participants based on total eligible compensation. Subject to certain bargaining agreements, the allocation is made to each participant's account who

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     is employed on that date or has retired, died or becomes totally and permanently disabled during the quarter. The preferred stock is held by the Plan in a suspense account until allocated to participants and are reflected as unallocated assets in the statement of net assets available for plan benefits.

     In March 2001, the number of shares of preferred stock, including preferred stock dividends, which are released for allocation to participants' accounts changed to 742 shares from 750 shares. Also in March 2001, the Plan received a cash contribution from the Company totaling $1.7 million. The cash contribution was used to purchase Cabot common stock and was recorded as a Company contribution to the Plan's unallocated investment fund. The change in the number of shares released from allocation and the cash contribution from the Company adjusted the value of the unallocated assets held by the Plan to adequately secure the Plan's notes payable.

     FUNDING POLICY
     The total addition to each participant's account shall not exceed the lesser of either 25% of the participant's U.S. compensation (as defined by the Code) or $35,000.

     INVESTMENTS
     The employee's contribution will be allocated, at the employee's election, to one or more of ten funds established for investment of Plan assets:
     VANGUARD INDEX TRUST - 500 PORTFOLIO (Vanguard 500 Portfolio), a growth and income fund, invests in all of the stocks included in the Standard & Poor's (S&P) 500 index in approximately the same proportions as they are represented in the S&P 500 index; VANGUARD WINDSOR II, also a growth and income fund, is comprised of common stocks that the investment manager believes are undervalued in the marketplace; VANGUARD WELLINGTON FUND, a balanced fund, invests in bonds and stocks that, in the opinion of the investment manager, provide relative stability of income and principal and potential growth of capital and income, respectively; VANGUARD FIXED INCOME SECURITIES FUND SHORT-TERM FEDERAL PORTFOLIO (Vanguard Short-Term Federal Portfolio), an income fund, that invests primarily in short-term U.S. Government and agency securities with maturities from one to three years; VANGUARD MONEY MARKET RESERVES-FEDERAL PORTFOLIO (Vanguard Federal Portfolio) invests solely in securities with maturities of one year or less issued by the U.S. Treasury and agencies of the U.S. Government; VANGUARD EXPLORER FUND invests primarily in common stocks of small companies that, in the opinion of the investment manager, provide favorable prospects for above-average growth in market value; VANGUARD PRIMECAP FUND seeks long-term growth of capital by investing principally in a portfolio of common stocks; VANGUARD INTERNATIONAL GROWTH PORTFOLIO seeks to provide long-term growth of capital and diversification overseas by investing in the stock of companies located outside the United States; VANGUARD TOTAL BOND MARKET INDEX FUND seeks a high level of interest income by investing in a large sampling that matches key characteristics of the Lehman Brother Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market; and the CABOT COMMON STOCK FUND, which invests primarily in Cabot common stock. Also, the preferred stock allocations are recorded in the CABOT PREFERRED STOCK FUND, which invests primarily in Cabot preferred stock. In addition, Plan participants have retained a stock dividend received during 2000, and the earning thereon, in the CABOT MICROELECTRONICS COMMON STOCK FUND, which invests primarily in Cabot Microelectronics common stock. The Plan has not been amended to allow participants to contribute to the Cabot Microelectronics Common Stock Fund.

     VESTING
     Each participant will at all times be 100% vested in his or her contributions. Effective January 1, 1997, all salaried participants are vested in contributions and earnings thereon according to a five-year vesting schedule, which is 25% upon completion of three years of service, 50% upon completion of four years of service and 100% upon completion of five years of service. A

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     participant's entire account balance becomes 100% vested and payable, upon the participant's attainment of age 65, upon the participant's early retirement (defined as age 55 with 10 years of service to the company), disability or death. Union members of the Plan are subject to their negotiated vesting schedules.

     Effective January 1, 2002, all salaried participants will be vested in contributions and earnings thereon according to a five-year vesting schedule, which is 20% upon completion of two years of service, 40% upon completion of three years of service, 60% upon completion of four years of service, and 100% upon completion of five years of service.

     BENEFITS
     The Plan requires, subject to certain collective bargaining agreements, all participant benefits to be paid in the form of a lump sum distribution.

     A participant may also withdraw up to 100% of before-tax contributions, upon showing a financial hardship exists but only after the participant has withdrawn all other vested benefits from the Plan and the maximum loan has been made from the participant's account. Participants with after-tax contributions may elect to withdraw these amounts at any time.

     If a participant leaves the Company for any other reason before retirement and his or her account balance is $5,000 or less, he or she will receive in a lump sum distribution of the vested portion of his or her account balance. A participant may elect to defer payment of a benefit until April 1 following the year that the participant reaches age 70 1/2.

     LOANS
     Participants may obtain loans from the Plan in an amount not to exceed, in the aggregate, the lesser of $50,000 or 50% of the total vested amounts in the participant's account. Each loan must be paid in full within five years through payroll deductions and is secured by the participant's remaining account balance. Interest is charged at reasonable rates as determined by the Benefits Committee of the Board of Directors of Cabot Corporation. Interest rates on outstanding loans as of December 31, 2001 ranged from 8% to 10.9%.

     ASSET TRANSFERS
     In connection with a plan amendment to merge the CESP and the CRISP with and into the Plan effective December 31, 2000, the Plan recorded a transfer of assets of $231,782,035. As these transfers were completed in March 2001, a transfer receivable of $195,766,627 was recorded in the statements of net assets available for plan benefits as of December 31, 2000.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The financial statements of the Plan are prepared using the accrual method of accounting.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     RISK AND UNCERTAINTIES
     The Plan allows for various investment options (as selected by the Plan administrator) in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

     INVESTMENT VALUATION
     The preferred stock is valued by Duff and Phelps Capital Markets Co., an independent appraiser. The value of the preferred stock depends on a number of variables including the trading range of the Company's common stock and the specific terms, rights, and preferences of the preferred stock.

     Investments in common stock traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Investments in commingled funds and mutual funds are valued at the net asset value as of the end of the year. The short-term investment funds are carried at cost which approximates market value. Participant loans are valued at cost which approximates fair value.

     INVESTMENT TRANSACTIONS
     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on average cost.

     Dividend income is reported on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

     The Plan presents in the statement of changes in net assets the net realized and unrealized appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation or (depreciation) on those investments.

     BENEFIT PAYMENTS
     Benefits are recorded when paid.


3.   INVESTMENTS

     The fair value of investments held by the Plan by general type are as follows:

                                                 DECEMBER 31,
                                  2001                                2000
                       ALLOCATED        UNALLOCATED         ALLOCATED        UNALLOCATED

Common stocks         $ 80,886,559      $         --      $  6,862,960      $         --
Preferred stocks       120,502,530       186,484,059        89,294,708       147,672,731
Mutual funds           134,323,419                --            52,215           136,459
                      ------------      ----------        ------------      ------------
                      $336,012,507      $186,484,059      $ 96,209,883      $147,809,190
                      ============      ============      ============      ============

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The fair value of investments held by the Plan that exceed 5% or more of net assets available for plan benefits as of December 31, 2001 and 2000 are as follows:

                                                            DECEMBER 31,
                                              2001                              2000
                                   ALLOCATED       UNALLOCATED        ALLOCATED        UNALLOCATED

Cabot common stock fund          $ 55,975,292      $         --      $         --      $         --
Cabot microelectronics
  common stock fund                24,911,267                --                --                --
Cabot preferred stock fund        120,802,530       186,484,059        89,294,708       147,672,731
Vanguard 500 portfolio fund        37,616,280                --                --                --
                                 ------------      ------------      ------------      ------------
                                 $239,305,369      $186,484,059      $ 89,294,708      $147,672,731
                                 ============      ============      ============      ============

     The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2001 and 2000 was as follows:

                               2001              2000

Cabot preferred stock      $ 59,472,081       $127,679,798
Cabot common stock            8,852,941          2,985,849
Mutual fund                  (6,327,046)                --
                           ------------       ------------
        Total              $ 61,997,976       $130,665,647
                           ============       ============

     In December 2000, the Company's Board of Directors authorized a change in trustee and recordkeeper. Effective March 2001, the Vanguard Group will act as trustee, for certain Plan assets, and recordkeeper of the Plan.

     Each share of the preferred stock is convertible into shares of the Company's common stock, subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The conversion rate for one share of preferred stock to common stock was 146.3782 as of December 31, 2001 and 2000.

     On or after November 19, 1991, the Company has the right to cause the trustee to redeem preferred shares. Such shares shall be redeemed at their redemption price, and may be redeemed by the Company for cash, shares of the Company's common stock, or a combination thereof at the Company's option. As of December 31, 2001, the redemption price is $1,000. In addition to the redemption price, any accrued and unpaid dividends will become payable on the redemption date.

     The issued shares of preferred stock are entitled to receive preferential and cumulative quarterly dividends and rank as to dividends and liquidation prior to the Company's Series A Junior Participating Preferred Stock and common stock.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NOTES PAYABLE

     Long-term debt consisted of the following:

                                      DECEMBER 31,
                                2001              2000

     Note due 2013, 8.29%    $53,182,144      $55,680,618

     In November 1988, the Plan borrowed $75,000,000 from an institutional lender in order to finance its purchase of 75,000 shares of the Company's Series B ESOP Convertible Preferred Stock. This debt accrues interest at a rate of 8.29% per annum, and is to be repaid in equal quarterly installments with final payment due on December 31, 2013. This debt is guaranteed by the assets in the unallocated fund and the Company.

     The aggregate principal amounts of long-term debt due for the next five fiscal years and thereafter are as follows:

     YEAR ENDED DECEMBER 31,

     2002          $ 2,712,126
     2003            2,944,048
     2004            3,195,802
     2005            3,469,084
     2006            3,765,736
     Thereafter     37,095,348

5.   DEBT SERVICE CONTRIBUTIONS

     The Company contributes to the Plan on a quarterly basis the difference between dividends earned on the leveraged preferred stock and the payment due by the Plan to the lender.

6.   FORFEITURES

     Upon termination of a participant from the Plan before being fully vested, the nonvested portion of the Company contributions is forfeited. As of December 31, 2001, participant forfeitures totaled $222,379 and are recorded in the statement of net assets available for plan benefits. The Plan also allows the Company to offset company contributions with participant forfeitures. During 2001, the Company utilized $2,045,295, which represented all available forfeitures to offset the Company match and service the Plan's debt.

7.   ADMINISTRATIVE EXPENSES

     All administrative expenses associated with the operation of the Plan were paid by the Company during the year ended December 31, 2001. However, under the terms of the Plan, such costs may be charged to the Plan.

CABOT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.   TAX STATUS

     The Internal Revenue Service advised the Company of its favorable determination with respect to the qualified status of the Plan, as amended and restated, under the Code. The Plan is intended to qualify as a profit sharing plan under section 401(a) of the Code that contains a stock bonus feature constituting an employee stock ownership plan under section 4975(e) of the Code. The plan administrator and counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been accrued.

9.   PLAN TERMINATION

     The Plan was established with the intention that it will continue indefinitely. However, the Company reserves the right to suspend its contributions or to terminate the Plan at any time. In the event the Plan is terminated, all participants become 100% vested and the assets of the Plan, after payment of any expenses, taxes or proper charges of the trustee, will be allocated in accordance with the provisions of ERISA.

10.  PARTY-IN-INTEREST

     The short-term investment fund consists of units of common and collective trusts managed by State Street Bank. The Plan's investment options also include certain mutual funds of The Vanguard Group. State Street Bank and Vanguard Fiduciary Trust Company are the trustees of the Plan's assets and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in common and preferred stock of the plan sponsor and these transactions qualify as party-in-interest. Finally, the Plan provides loans to certain participants which qualify as party-in-interest transactions.

CABOT RETIREMENT SAVINGS PLAN
LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR-END)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                CURRENT
DESCRIPTION OF INVESTMENT                                        COST            VALUE

Preferred stock of Cabot Corporation*                       $ 66,826,241      $307,286,589

Common stock of Cabot Corporation*                            29,310,662        55,975,292

Common stock of Cabot Microelectronic Corporation             15,176,958        24,911,267

Vanguard 500 Portfolio Fund*                                  40,339,790        37,616,280

Vanguard Explorer Fund*                                        7,663,932         8,008,640

Vanguard Federal Portfolio Fund*                              18,905,020        18,905,020

Vanguard International Growth Portfolio Fund*                  2,684,887         2,348,137

Vanguard PRIMECAP Fund*                                       16,710,854        15,776,809

Vanguard Short-term Federal Portfolio*                         9,213,118         9,301,751

Vanguard Total Bond Market Index Fund*                         1,091,648         1,070,197

Vanguard Wellington Fund*                                     23,667,837        22,644,063

Vanguard Windsor II Fund*                                     19,627,893        18,652,521

Participant Loans - stated interest rates ranging from
  8% - 10.9%*                                                  2,368,458         2,368,458
                                                            ------------      ------------
Total investments                                           $253,587,298      $524,865,024
                                                            ============      ============

*Party-in-interest

CABOT RETIREMENT SAVINGS PLAN
LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                             DESCRIPTION OF                                                                   CURRENT
                             ASSET (INCLUDE                                                                   VALUE OF
                           INTEREST RATE AND                                        EXPENSE                   ASSET ON
                              MATURITY IN       PURCHASE      SELLING    LEASE   INCURRED WITH   COST OF    TRANSACTION   NET GAIN
IDENTITY OF PARTY INVOLVED   CASE OF LOAN)        PRICE         PRICE    RENTAL   TRANSACTION     ASSET         DATE      OR (LOSS)

Cabot Corporation             Common Stock     $61,888,022  $ 8,515,576    -           -       $66,277,826  $70,403,598  $4,125,772

Cabot Corporation             Preferred Stock            -    8,910,645    -           -         2,200,173    8,910,645   6,710,472

Cabot Microelectronics
  Corporation                 Common Stock      21,809,421    3,194,199    -           -        24,242,316   25,003,620     761,304

Vanguard 500 Portfolio        Mutual Fund       44,175,669    3,509,744    -           -        47,931,065   47,685,413     245,652

Vanguard Federal Portfolio    Mutual Fund       27,303,897    8,398,877    -           -        35,702,774   35,702,774           -

Vanguard PRIMECAP Fund        Mutual Fund       18,748,236    1,883,396    -           -        20,756,405   20,631,632    (124,773)

Vanguard Wellington Fund      Mutual Fund       26,563,114    2,809,302    -           -        29,449,653   29,372,416     (77,237)

Vanguard Windsor II           Mutual Fund       21,964,856    2,239,840    -           -        24,293,701   24,204,696     (89,005)

                           CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-19103) of Cabot Corporation of our report dated May 28, 2002 relating to the financial statements of the Cabot Retirement Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, MA
July 1, 2002